

Mail Stop 4-8

December 14, 2004

By mail and fax to:

T. Don Waddell
Chief Financial Officer
BG Financial Group, Inc.
3095 East Andrew Johnson Highway
Greeneville, Tennessee 37745

Re: BG Financial Group, Inc.
    Form 8-K filed November 30, 2004
    File No. 000-50771

Dear Mr. Waddell,

The Staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comment in that regard.

- We note you have engaged the accounting firm of Pershing Yoakley & Associates. We also note that the firm of Pershing Yoakley & Associates has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304(a) of Regulation S-K regarding the period of engagement of Pershing Yoakley & Associates which should include an Exhibit 16 letter from Pershing Yoakley & Associates.

Please file your supplemental response via EDGAR in response to this comment within 5 days of the date of this letter. Please note that if you require longer than 5 days to response, you should contact the staff immediately to request additional time. You may direct any questions regarding this comment to me at 202-824-5342.

Sincerely,

Heather M. Schimkaitis
Staff Accountant

CF1-00009919